Filing pursuant to Rule 425 Filer: ACON S2 Acquisition Corp. Subject Company: ACON S2 Acquisition Corp. Registration No: 001-39525 Date: May 20, 2021

ACON S2—ESS Tech, Inc. Merger Agreement Investor Letter

From: Amir Moftakhar, Chief Financial Officer

To:

Subject: ESS Agrees to Merge with ACON S2 in First Step to Becoming a Public Company

To ESS Inc Investors,

I would again like to thank you for your investment in ESS Inc. and the continued trust you have placed in our team. As you have probably seen, on Friday May 7, 2021 we announced that we have entered into a definitive agreement to merge with ACON S2 Acquisition Corp. (NASDAQ: STWO), a Special Purpose Acquisition Company, or SPAC, in a move that we believe will enable us to accelerate our growth and put us on a path to being a publicly listed company.

The team at ESS is extremely excited about the opportunity this presents for our company. Most notably, this merger will provide an infusion of capital that will enable our team to invest in all aspects of our business that are critical to our growth – from expanding our manufacturing to driving further engineering innovation to building a global customer and partner facing organization that can sell and support our products across multiple continents. ESS is well positioned to address a tremendous market for long-duration energy storage and our merger will help provide the funding necessary to enable us to capitalize on the opportunity we have been working towards for almost a decade.

We owe a debt of gratitude to you, as your trust and investment in us played an important part in getting to this point. Our team will be working diligently over the next couple of months to clear the standard regulatory hurdles to transition ESS to being listed as a public company under the ticker “GWH” on NYSE. Between now and then we are limited in what we can share by SEC regulations. Please find below links to the publicly available information:

Press release

Company Presentation

Conference Call Transcript

8-K

Best regards,

Amir

Additional Information and Where to Find It

A full description of the terms of the transaction will be provided in a registration statement on Form S-4 to be filed with the SEC by ACON S2 that will include a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of ACON S2 to vote on the business combination. ACON S2 urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about ACON S2, the Company and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of ACON S2 as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: ACON S2 1133 Connecticut Avenue NW Suite 700, Washington, DC 20036. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

ACON S2 and ESS and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACON S2’s stockholders in connection with the proposed transaction. Information about ACON S2’s directors and executive officers and their ownership of ACON S2’s securities is set forth in ACON S2’s filings with the SEC. To the extent that holdings of ACON S2’s securities have changed since the amounts printed in ACON S2’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ACON S2, ESS or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements, including statements regarding ACON S2’s, ESS’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on ACON S2’s and ESS’ current expectations and beliefs concerning future developments and their potential effects on ACON S2, ESS or any successor entity of the proposed transactions. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of ACON S2’s securities, (ii) the failure to satisfy the conditions to the consummation of the proposed transactions, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination, (iv) the effect of the announcement or pendency of the proposed transactions on ESS’ business relationships, operating results and business generally, (v) risks that the proposed transactions disrupt current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’ business and changes in the combined capital structure and (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities. There can be no assurance that the future developments affecting ACON S2, ESS or any successor entity of the proposed transactions will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond ACON S2’s or ESS’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ACON S2’s registration on Form S-1 (File No. 333-248515), the registration statement on Form S-4 expected to be filed in connection with the business combination, and other documents filed by ACON S2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as required by law, ACON S2 and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Neither ACON S2 nor ESS gives any assurance that either the ACON S2 or ESS, or the combined company, will achieve its expectations.